UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

TEMPUS APPLIED SOLUTIONS HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

        88024L100
(CUSIP Number)

Mark Hannafey, Esq. Kendall Family Investments LLC 11 Times Square New York, New York 10036 (212) 782-7000
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

             January 28, 2016
(Date of Event which Requires Filing
 of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 10 Pages

CUSIP No. 88024L100	Page 2 of 10 Pages

1 Names of Reporting Persons

LOUIS M. BACON

2 Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3 SEC Use Only

4 Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[  ]

6 Citizenship or Place of Organization

UNITED STATES

	7	Sole Voting Power
Number of Shares		7,119,676
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,119,676
	10	Shared Dispositive Power
		0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

7,119,676

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13 Percent of Class Represented By Amount in Row (11)

47.0%
14 Type of Reporting Person (See Instructions)

IN

CUSIP No. 88024L100	Page 3 of 10 Pages

1 Names of Reporting Persons

KENDALL FAMILY INVESTMENTS, LLC

2 Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3 SEC Use Only

4 Source of Funds (See Instructions)

OO

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[  ]

6 Citizenship or Place of Organization

DELAWARE

	7	Sole Voting Power
Number of Shares		7,119,676
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 7,119,676
	10	Shared Dispositive Power
		0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

7,119,676

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[   ]

13 Percent of Class Represented By Amount in Row (11)

47.0%

14 Type of Reporting Person (See Instructions)

OO

CUSIP No. 88024L100	Page 4 of 10 Pages

Item 1. Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.0001 per share (the “Shares”) of Tempus Applied Solutions Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 471 McLaws Circle, Suite A, Williamsburg, Virginia 23185.

Item 2. Identity and Background.

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Louis M. Bacon (“Mr. Bacon”), a United States citizen, in his capacity as the control person of Kendall Family Investments, LLC.

(ii)	Kendall Family Investments, LLC (“Kendall”), a Delaware limited liability company.

The principal occupation of Mr. Bacon is the direction of the investment activities of Kendall and certain other entities, carried out in his capacity as the control person of Kendall and such other entities.  The principal business address of each of the Reporting Persons is 11 Times Square, New York, New York 10036.  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The 3,036,824 Shares and the 4,082,852 Shares underlying warrants reported as indirectly beneficially owned herein (collectively, the “Securities”) are directly held by Chart Acquisition Group LLC.  The total purchase price for the Securities reported herein was approximately $7,000,000 and the Securities were acquired with the working capital of Chart Acquisition Group LLC.

Item 4. Purpose of Transaction.

On July 31, 2015, Chart Acquisition Corp. consummated a business combination (the “Business Combination”) with Tempus Applied Solutions, LLC under a new holding company, the Issuer, in accordance with the Agreement and Plan of Merger, dated as of January 5, 2015, by and among Tempus Applied Solutions, LLC, each of the members of Tempus Applied Solutions, LLC named therein (the “Members”), the Members’ Representative named therein, Chart Acquisition Corp., Chart Merger Sub Inc., TAS Merger Sub LLC, TAS Financing Sub Inc., Chart Financing Sub Inc., the Chart Representative named therein, and, for the limited purposes set forth therein, the Warrant Offerors named therein.  The Reporting Persons indirectly beneficially own the Securities due to certain rights held by Kendall as a member of Chart Acquisition Group LLC.

In connection with the Business Combination, Chart Acquisition Group LLC surrendered the shares of common stock and warrants to acquire shares of common stock of Chart Acquisition Corp. it

CUSIP No. 88024L100	Page 5 of 10 Pages

held and acquired 1,752,090 Shares, warrants to purchase 1,921,933 Shares (“Warrants”), Series A-2 Warrants to purchase 578,130 Shares, and Series B-2 Warrants to purchase 192,710 Shares.  Each of the Warrants, Series A-2 Warrants, and Series B-2 Warrants is described in greater detail below.

The Warrants have a strike price of $11.50 and entitle Chart Acquisition Group LLC to acquire 1,921,933 Shares underlying such Warrants.  Such Warrants were exercisable 30 days after the consummation of the Business Combination and expire on July 31, 2020.

The Series A-2 Warrants have a strike price of $4.80 and entitle Chart Acquisition Group LLC to acquire 578,130 Shares underlying such Series A-2 Warrants.  Such Series A-2 Warrants were immediately exercisable upon issuance and expire on July 31, 2020.

The Series B-2 Warrants had a strike price of $5.00 and entitled Chart Acquisition Group LLC to acquire 192,710 Shares underlying such Series B-2 Warrants.  Such Series B-2 Warrants were immediately exercisable upon issuance and were due to expire on October 31, 2016.  As described in greater detail below, Chart Acquisition Group LLC exercised all of its Series B-2 Warrants on June 23, 2016.

On August 14, 2015, Chart Acquisition Group LLC acquired 154,168 Shares, Series A-3 Warrants to purchase 115,626 Shares, and Series B-3 Warrants to purchase 38,542 Shares in a private placement with the Issuer.  Each of the Series A-3 Warrants and Series B-3 Warrants is described in greater depth below

The Series A-3 Warrants have a strike price of $4.80 and entitle Chart Acquisition Group LLC to acquire 115,626 Shares underlying such Series A-3 Warrants.  Such Series A-3 Warrants were immediately exercisable upon issuance and expire on July 31, 2020.

The Series B-3 Warrants had a strike price of $5.00 and entitled Chart Acquisition Group LLC to acquire 38,542 Shares underlying such Series B-3 Warrants.  Such Series B-3 Warrants were immediately exercisable upon issuance and were due to expire on October 31, 2016.  As described in greater detail below, Chart Acquisition Group LLC exercised all of its Series B-3 Warrants on June 23, 2016.

On September 11, 2015, the Issuer closed a tender offer pursuant to which Chart Acquisition Group LLC acquired Warrants to purchase 1,467,163 Shares.

The foregoing descriptions of the Warrants, Series A-2 Warrants, Series B-2 Warrants, Series A-3 Warrants and Series B-3 Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Warrant, the form of Series A-2 Warrant, the form of Series B-2 Warrant, the Form of Series A-3 Warrant and the form of Series B-3 Warrant, each of which is included as an exhibit to this 13D and incorporated by reference in its entirety in this Item 4.

The Series B-2 Warrants and Series B-3 Warrants (each a “Series B Warrant”) contained an alternative cashless exercise feature (the “Alternative Cashless Exercise”), pursuant to which, from December 31, 2015 until the expiration of such Series B Warrants, if the volume-weighted average trading price of the Issuer’s common stock failed to be greater than $4.00, the holder of a Series B Warrant could exercise such Series B Warrant to acquire, on a cashless basis, additional Shares pursuant to a formula set forth in the Series B Warrants that provided for the acquisition of, depending on the recent trading price of the Issuer’s common stock, up to 488.9% of the number of shares that could otherwise be purchased under such Series B Warrant pursuant to a cash exercise of such Series B Warrant.

CUSIP No. 88024L100	Page 6 of 10 Pages

On January 28, 2016, the volume weighted average trading price of the Issuer’s Shares failed to be greater than $4.00 and, as a result, the Alternative Cashless Exercise was triggered.

On June 23, 2016, Chart Acquisition Group LLC exercised (i) all of its Series B-2 Warrants into 942,138 Shares, and (ii) all of its Series B-3 Warrants into 188,428 Shares indirectly beneficially owned by the Reporting Persons, in each case pursuant to the Alternative Cashless Exercise.

The Reporting Persons intend to review their indirect investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Additional Securities”) in the open market or otherwise; (ii) disposing of their indirect investment in the Issuer; (iii) engaging in any hedging or similar transactions with respect to any Additional Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) – (b) Each of the Reporting Persons may be deemed to be the indirect beneficial owner of 7,119,676 Shares, which represent approximately 47.0% of the Issuer’s outstanding Shares.  The 7,119,676 Shares reported herein is comprised of (i) 3,036,824 Shares, (ii) Warrants exercisable into 3,389,096 Shares, (iii) Series A-2 Warrants exercisable into 578,130 Shares, and (iv) Series A-3 Warrants exercisable into 115,626 Shares.  Each of the Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 7,119,676 Shares.

The percentages in the immediately foregoing paragraph and in the cover pages to this Schedule 13D are calculated based on a total of 11,064,664 Shares outstanding as of November 14, 2016 (as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016), which shall be increased to include the Shares issuable upon the exercise of the Warrants, Series A-2 Warrants and Series A-3 Warrants referenced in the immediately preceding paragraph.

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The members of Kendall have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held indirectly by Kendall in accordance with their respective ownership interests in Kendall.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated herein by reference.

The Form of Warrant is incorporated by reference as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 88024L100	Page 7 of 10 Pages

The Form of Series A-2 Warrant is incorporated by reference as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

The Form of Series A-3 Warrant is incorporated by reference as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

The Form of Series B-2 Warrant is incorporated by reference as Exhibit 6 to this Schedule 13D and is incorporated herein by reference.

The Form of Series B-3 Warrant is incorporated by reference as Exhibit 7 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement, dated the date hereof, by and among Louis M. Bacon and Kendall Family Investments, LLC to file this Schedule 13D and any amendments hereto jointly on behalf of each of them.

Exhibit 2 – Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor of James E. Kaye and Anthony J. DeLuca.

Exhibit 3 – Form of Warrant (incorporated by reference to Exhibit 4.2 to the Form S-4/A filed by the Issuer on July 2, 2015).

Exhibit 4 – Form of Series A-2 Warrant (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by the Issuer on August 6, 2015).

Exhibit 5 – Form of Series A-3 Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on August 17, 2015).

Exhibit 6 – Form of Series B-2 Warrant (incorporated by reference to Exhibit 4.6 to the Form 8-K filed by the Issuer on August 6, 2015).

Exhibit 7 – Form of Series B-3 Warrant (incorporated by reference to Exhibit 4.2 to the Form 8-K filed by the Issuer on August 17, 2015).

CUSIP NO. 88024L100	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 21, 2016	LOUIS M. BACON

	Name:	/s/ James E. Kaye
	By:	James E. Kaye
	Title:	Attorney-in-Fact

Date: December 21, 2016	KENDALL FAMILY INVESTMENTS, LLC

	Name:	/s/ James E. Kaye James E. Kaye Vice President

EXHIBIT 1

AGREEMENT
JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Tempus Applied Solutions Holdings, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: December 21, 2016	LOUIS M. BACON

	Name:	/s/ James E. Kaye
	By:	James E. Kaye
	Title:	Attorney-in-Fact

Date: December 21, 2016	KENDALL FAMILY INVESTMENTS, LLC

	Name:	/s/ James E. Kaye James E. Kaye Vice President

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Louis M. Bacon, hereby make constitute and appoint each of James E. Kaye and Anthony J. DeLuca, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, LLC and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including:  (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation:  (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the July 5, 2007.

/s/ Louis M. Bacon
Louis M. Bacon